One Astoria Federal Plaza Lake Success, NY 11042-1085 (516) 327-3000

January 14, 2008

Sent via Edgar filing

Mr. Christian N. Windsor
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:          Astoria Financial Corporation
Definitive 14A
Filed April 10, 2007
File No. 01-11967

Dear Mr. Windsor:

On behalf of Astoria Financial Corporation (the “Company”), I acknowledge receipt of your letter dated January 8, 2008 addressed to George L. Engelke, Jr., Chief Executive Officer, concerning the above referenced matter. The Company expects to be able to respond to the additional comment contained in such letter not later than January 24, 2008. This will allow management the opportunity to have the Company’s response reviewed and approved by the Compensation and Audit Committees of the Company’s Board of Directors.

Very truly yours,

/s/ Alan P. Eggleston
Alan P. Eggleston
Executive Vice President, Secretary and General Counsel